Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934
Subject Company: Nicor Inc.
Commission File No: 333-172084

Special Meeting of Shareholders

Next Tuesday, June 14, 2011, AGL Resources will host a special meeting of shareholders in the auditorium at Ten Peachtree Place, Atlanta, to vote on matters relating to the proposed merger of AGL Resources and Nicor. The meeting will start at 10 a.m. ET.

AGL Resources shareholders will vote on a proposal to approve the issuance of shares of AGL Resources common stock as contemplated by the merger agreement with Nicor and a proposal to approve an amendment to AGL Resources' amended and restated articles of incorporation to increase the maximum number of directors that may serve on its board of directors from 15 to 16 directors.

Nicor will also be hosting a special meeting of shareholders at 10 a.m. CT on June 14 in Chicago. Nicor shareholders will be asked to vote on a proposal to approve the merger agreement.

Employee shareholders who are planning to attend the AGL Resources’ meeting are asked to give priority seating in the auditorium to our guests. The TV screens in the kitchens throughout Ten Peachtree Place will broadcast the meeting live.

For shareholders who are unable to attend in person and non-shareholder employees, the meeting will be webcast live from the company’s corporate Web site, http://www.aglresources.com. A replay of the meeting will also be available on the corporate Web site shortly after the meeting concludes. I encourage you to listen to the meeting via webcast if your schedule permits.

You can expect to receive a message from me next Tuesday afternoon in which I will share the outcome of these important shareholder meetings.

John W. Somerhalder II
Chairman, President and CEO

Additional Information
In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a joint proxy statement of AGL Resources and Nicor that also constitutes a prospectus of AGL Resources. On or about May 10, 2011, AGL Resources and Nicor mailed the definitive joint proxy statement/prospectus to their respective stockholders of record as of April 18, 2011. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by Nicor on April 19, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation are included in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.